FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

19 February 2025

HSBC Holdings plc 2024 results

Georges Elhedery, Group CEO, said:
"Our strong 2024 performance provides firm financial foundations upon which to build for the future, as we prioritise delivering sustainable strategic growth and the best outcomes for our customers. Since becoming CEO, I have focused on simplifying how we operate and injected energy and intent into the way we deliver our strategy. We are creating a simple, more agile, focused bank built on our core strengths. We continue to take deliberate and decisive steps. This includes creating four complementary, clearly differentiated businesses, aligning our structure to our strategy and reshaping our portfolio at pace and with purpose. I have put in place a smaller, core team of exceptionally talented leaders driven by a growth orientated mindset and a firm focus on dynamically managing our costs and capital. We are embedding this approach across the organisation to ensure we are continually focused on these two important principles. Each targeted action we are taking is designed to unlock HSBC's full potential. We look to the future with confidence and clarity of purpose."

2024 financial performance (vs 2023)
-     Profit before tax rose by $2.0bn to $32.3bn, including a $1.0bn net favourable impact from notable items. In 2024, these included a gain of $4.8bn on the disposal of our banking business in Canada, the impacts of the disposal of our business in Argentina, comprising a $1.0bn loss on disposal, and the recycling of foreign currency reserve losses and other reserves of $5.2bn. In 2023, notable items included an impairment of $3.0bn on our associate, Bank of Communications Co., Limited ('BoCom'), disposal losses of $1.0bn on Treasury repositioning and risk management and a $1.6bn gain recognised on the acquisition of Silicon Valley Bank UK Limited ('SVB UK'). Profit after tax increased by $0.4bn to $25.0bn.
-     Constant currency profit before tax excluding notable items increased by $1.4bn to $34.1bn, primarily reflecting revenue growth in Wealth and Personal Banking ('WPB') and Global Banking and Markets ('GBM'), partly offset by a rise in operating expenses, in line with our cost growth targets.
-     Revenue of $65.9bn was stable. There was growth in revenue from higher customer activity in Wealth in WPB, and in Equities and Securities Financing in GBM. In addition, 2023 included disposal losses of $1.0bn related to Treasury repositioning and risk management. This was offset by the net adverse impact of certain strategic transactions described above, as well as a $0.2bn loss on the early redemption of legacy securities.
-     Constant currency revenue excluding notable items rose by $2.9bn to $67.4bn.
-     Net interest income ('NII') decreased by $3.1bn, reflecting the impact of business disposals and higher funding costs associated with the redeployment of our commercial surplus to the trading book, where the related revenue is recognised in 'net income from financial instruments held for trading or managed on a fair value basis', partly offset by higher NII in HSBC UK, reflecting the benefit of our structural hedge. Banking NII of $43.7bn fell by $0.4bn or 1% compared with 2023, as increased deployment of our commercial surplus to the trading book only partly mitigated the reductions in NII.
-     Net interest margin ('NIM') of 1.56% decreased by 10 basis points ('bps'), mainly due to increased deployment of our commercial surplus to the trading book.
-     Expected credit losses and other credit impairment charges ('ECL') of $3.4bn were stable. ECL were $1.8bn in Commercial Banking ('CMB') and $0.2bn in GBM. This included stage 3 charges relating to the commercial real estate sector in mainland China ($0.4bn), the onshore Hong Kong real estate sector ($0.1bn), and a charge related to a single CMB customer in the UK. ECL in WPB were $1.3bn and primarily related to our legal entities in Mexico, Hong Kong and the UK. ECL were 36bps of average gross loans, including loans and advances classified as held for sale (2023: 32bps).
-     Operating expenses grew by $1.0bn or 3% to $33.0bn, mainly due to higher spend and investment in technology and the impacts of inflation, partly offset by reductions related to our business disposals in Canada and France, and from lower levies in the UK and the US.
-     Target basis operating expenses rose by 5%, in line with our cost growth target. This increase primarily reflected higher spend and investment in technology, and the impact of inflation. This is measured on a constant currency basis, excluding notable items, the impact of retranslating the prior year results of hyperinflationary economies at constant currency, and the direct costs from the sales of our French retail banking operations and our banking business in Canada.
-     Customer lending balances fell by $8bn on a reported basis but rose by $14bn on a constant currency basis. Growth included lending balance growth in CMB and higher mortgage balances in WPB.
-     Customer accounts rose by $43bn on a reported basis, and $75bn on a constant currency basis, with growth across all of our global businesses, primarily in Asia.
-     Common equity tier 1 ('CET1') capital ratio of 14.9% rose by 0.1 of a percentage point, mainly due to capital generation and a reduction in RWAs through strategic transactions, offset by dividends, share buy-backs and organic balance sheet growth.
-     The Board has approved a fourth interim dividend of $0.36 per share, resulting in a total of $0.87 per share in respect of 2024, inclusive of a special dividend of $0.21 per share. We also intend to initiate a share buy-back of up to $2bn, which we expect to complete by our first quarter 2025 results announcement.

4Q24 financial performance (vs 4Q23)
-     Reported profit before tax up $1.3bn to $2.3bn. The increase reflected the non-recurrence of an impairment charge in 4Q23 of $3.0bn relating to the investment in our associate BoCom. This was partly offset by a reduction in revenue, which included the recycling of foreign currency losses and other reserves of $5.2bn recognised following the completion of sale of our business in Argentina in 4Q24, while 4Q23 included the impact of an impairment relating to the sale of our retail banking operations in France of $2.0bn as we reclassified these operations as held for sale. On a constant currency basis, profit before tax up $1.5bn to $2.3bn. Reported profit after tax up $0.4bn to $0.6bn.
-     Reported revenue down 11% to $11.6bn, due to the recycling of foreign currency losses and other reserves relating to the sale of our business in Argentina, as mentioned above. This was partly offset by the non-recurrence of a 4Q23 impairment relating to the sale of our retail banking operations in France, disposal losses relating to Treasury repositioning and risk management, and the impact of hyperinflationary accounting in Argentina. In addition, revenue increased in Wealth in WPB and in Markets and Securities Services ('MSS') in GBM. Constant currency revenue excluding notable items increased by $1.2bn to $16.5bn.
-     Reported ECL up $0.3bn to $1.4bn. ECL in 4Q24 comprised charges in CMB of $0.8bn, primarily related to stage 3 exposures which included charges relating to the commercial real estate sector in mainland China of $0.2bn and a charge relating to a single exposure in the UK. Charges in WPB of $0.4bn were concentrated in our legal entities in Mexico and Hong Kong.
-     Reported operating expenses stable at $8.6bn, as higher spend and investment in technology and inflation were broadly offset by lower levies in the UK and the US, a reduction in performance related pay and lower costs due to the impact of our disposals in Canada and France.

Outlook
-     We have announced measures to simplify the Group and we are focused on opportunities that build on our strong platform for growth.
-     We are now targeting a mid-teens return on average tangible equity ('RoTE') in each of the three years from 2025 to 2027 excluding notable items, while acknowledging the outlook for interest rates remains volatile and uncertain, particularly in the medium term.
-     We expect banking NII of around $42bn in 2025. Our current expectation reflects modelling of a number of market-dependent factors. If changes in these factors impact the output of our modelling, we would update our expectation for 2025 Banking NII in future quarterly results announcements.
-     We retain a Group-wide focus on cost discipline. We are targeting growth in target basis operating expenses of approximately 3% in 2025 compared with 2024.
-     Our target basis operating expenses for 2025 excludes the direct cost impact of the business disposals in Canada and Argentina, notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency.
-     Our cost target includes the impact of simplification-related saves associated with our announced reorganisation, which aims to generate approximately $0.3bn of cost reductions in 2025, with a commitment to an annualised reduction of $1.5bn in our cost base expected by the end of 2026. To deliver these reductions, we plan to incur severance and other up-front costs of $1.8bn over 2025 and 2026, which will be classified as notable items. We are focused on opportunities where we have a clear competitive advantage and accretive returns, and we aim to redeploy around $1.5bn of additional costs from non-strategic activities into these areas, over the medium term.
-     We expect ECL charges as a percentage of average gross loans to continue to be within our medium-term planning range of 30bps to 40bps in 2025 (including lending held for sale balances).
-     Over the medium to long term, we continue to expect mid-single digit percentage growth for year-on-year customer lending balances.
-     We expect double-digit percentage average annual growth in fee and other income in Wealth over the medium-term.
-     We intend to continue to manage the CET1 capital ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio target basis of 50% for 2025, excluding material notable items and related impacts.
  Our targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-January 2025) and rates of foreign exchange, as well as customer behaviour and activity levels.
  We do not reconcile our forward guidance on RoTE excluding the impact of notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.

Key financial metrics
	For the year ended
Reported results	2024	2023	2022
Profit before tax ($m)	32,309	30,348	17,058
Profit after tax ($m)	24,999	24,559	16,249
Revenue ($m)	65,854	66,058	50,620
Cost efficiency ratio (%)	50.2	48.5	64.6
Net interest margin (%)	1.56	1.66	1.42
Basic earnings per share ($)	1.25	1.15	0.72
Diluted earnings per share ($)	1.24	1.14	0.72
Dividend per ordinary share (in respect of the period) ($)1	0.87	0.61	0.32
Dividend payout ratio (%)2	50	50	44

Alternative performance measures
Constant currency profit before tax ($m)	32,309	29,903	16,302
Constant currency revenue ($m)	65,854	64,912	49,587
Constant currency cost efficiency ratio (%)	50.2	48.5	65.0
Constant currency profit before tax excluding notable items ($m)	34,122	32,680	23,057
Constant currency revenue excluding notable items ($m)	67,434	64,489	53,383
Constant currency profit before tax excluding notable items and strategic transactions ($m)	34,037	32,217	N/A
Constant currency revenue excluding notable items and strategic transactions ($m)	67,256	63,043	N/A
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers (%)	0.36	0.34	0.36
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers, including held for sale (%)	0.36	0.32	0.36
Basic earnings per share excluding material notable items and related impacts ($)	1.31	1.22	N/A
Return on average ordinary shareholders' equity (%)	13.6	13.6	9.0
Return on average tangible equity (%)	14.6	14.6	10.0
Return on average tangible equity excluding notable items (%)	16.0	16.2	11.8
Target basis operating expenses ($m)	32,648	31,074	N/A
	At 31 December
Balance sheet	2024	2023	2022
Total assets ($m)	3,017,048	3,038,677	2,949,286
Net loans and advances to customers ($m)	930,658	938,53	923,561
Customer accounts ($m)	1,654,955	1,611,647	1,570,303
Average interest-earning assets ($m)	2,099,285	2,161,746	2,143,758
Loans and advances to customers as % of customer accounts (%)	56.2	58.2	58.8
Total shareholders' equity ($m)	184,973	185,329	177,833
Tangible ordinary shareholders' equity ($m)	154,295	155,710	146,927
Net asset value per ordinary share at period end ($)	9.26	8.82	8.01
Tangible net asset value per ordinary share at period end ($)	8.61	8.19	7.44

Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)3,4	14.9	14.8	14.2
Risk-weighted assets ($m)3,4	838,254	854,114	839,720
Total capital ratio (%)3,4	20.6	20.0	19.3
Leverage ratio (%)3,4	5.6	5.6	5.8
High-quality liquid assets (liquidity value) ($m)4,5	649,210	647,505	647,046
Liquidity coverage ratio (%)4,5,6	138	136	132
Net stable funding ratio (%)4,5,6,7	143	138	141
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,918	19,006	19,739
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	18,062	19,135	19,876
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	18,357	19,478	19,849
   For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 99 of the Annual Report and Accounts 2024. Definitions and calculations of other alternative performance measures are included in 'Reconciliation of alternative performance measures' on page 120 of the Annual Report and Accounts 2024.
1     In 2024, dividend per share includes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2     In 2024 and 2023, our dividend payout ratio was adjusted for material notable items and related impacts, including all associated income statement impacts relating to those items. In 2022, our dividend payout ratio was adjusted for the loss on classification to held for sale of our retail banking business in France, items relating to the sale of our banking business in Canada, and the recognition of certain deferred tax assets.
3     Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4     Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
5     The liquidity coverage ratio is based on the average value of the preceding 12 months. The net stable funding ratio is based on the average value of four preceding quarters.
6     We enhanced our liquidity consolidation process in 2Q24 by revising provisions that addressed historical limitations. As our Group LCR and NSFR are reported on an average basis, the benefit of these changes incrementally increased our LCR and NSFR by circa 3% and 11% during the year, respectively. Compared to year ended 31 December 2023, the increase in LCR was mainly driven by these enhancements. The associated NSFR increase driven by these changes was partly offset by higher required stable funding primarily due to a rise in financial investments and derivatives activities.
7     We have enhanced our calculation processes during 1Q24 and our NSFR comparatives have been restated.

Highlights

	Year ended 31 Dec
	2024	2023
	$m	$m
Reported
Revenue1,3	65,854	66,058
Change in expected credit losses and other credit impairment charges	(3,414)	(3,447)
Operating expenses5	(33,043)	(32,070)
Share of profit in associates and joint ventures less impairment6	2,912	(193)
Profit before tax	32,309	30,348
Tax charge	(7,310)	(5,789)
Profit after tax	24,999	24,559
Constant currency2
Revenue1,3	65,854	64,912
Change in expected credit losses and other credit impairment charges	(3,414)	(3,259)
Operating expenses5	(33,043)	(31,494)
Share of profit in associates and joint ventures less impairment6	2,912	(256)
Profit before tax	32,309	29,903
Tax charge	(7,310)	(5,567)
Profit after tax	24,999	24,336
Notable items
Revenue
Disposals, acquisitions and related costs3,4	(1,343)	1,298
Fair value movements on financial instruments	-	14
Disposal losses on Markets Treasury repositioning	-	(977)
Early redemption of legacy securities	(237)	-
Operating expenses
Disposals, acquisitions and investment in new businesses	(199)	(321)
Restructuring and other related costs5	(34)	136
Impairment of interest in associate6	-	(3,000)
Tax
Tax credit on notable items	108	207
Uncertain tax positions	-	427
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Constant currency performance is computed by adjusting reported results of comparative periods for the effects of foreign currency translation differences, which distort period-on-period comparisons.
3     The amount in 2024 includes a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina.This was partly offset by a gain of $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
4     The amount in 2023 includes the gain of $1.6bn recognised in respect of the acquisition of SVB UK and the impact of the sale of our retail banking operations in France.
5     Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.
6     Relates to an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 401 to 402 of the Annual Report and Accounts 2024.

Group Chairman's shareholder letter
In 2024, global economic growth was mixed. In the West, the US remained an outperformer, while growth across Europe was disappointing. In Asia and the Middle East, there was broadly steady growth. With inflation falling and with signs of the labour market softening, the US Federal Reserve was able to start cutting rates, as did most advanced economies.
This was against a backdrop of significant geopolitical uncertainty, heightened by numerous and consequential elections across the world. The war in Ukraine, now entering its fourth year, and the conflicts and continuing tensions in the Middle East, have had a tragic human impact. Our thoughts are with all those who have suffered and continue to experience the devastating consequences.
In this context, our focus is on our customers, leveraging our global network to help them navigate the challenges and capture the opportunities that emerge. That approach, combined with the disciplined execution of our strategy, delivered another strong financial performance and increased returns in 2024.
And we are very well positioned for the future.
HSBC's 160th Anniversary
2025 will mark HSBC's 160th anniversary.
In 1865, HSBC's founders started out with a clear and simple objective: to establish a bank in Hong Kong and Shanghai that would facilitate local and international trade, connecting East and West, and the many places in-between.
That objective is as relevant and significant today as it was then.
2024 progress and performance
In 2024, we delivered profit before tax of $32.3bn - an increase of $2.0bn compared with 2023. Our return on average tangible equity was 14.6%, or 16% excluding the impact of notable items.
We delivered increased returns for our shareholders. The Board approved a fourth quarterly dividend of $0.36 per share, bringing the total dividend announced for 2024 to $0.87 per share. This includes the special dividend of $0.21 per share that was paid in June following the completion of the sale of HSBC Bank Canada. In addition, we announced three share buy-backs in respect of 2024 worth a total of $9bn. And today, we announced a further share buy-back of up to $2bn.
Since the start of 2023, we have repurchased 11% of the issued share count. Combined with our sustained levels of profitability, this led to greater earnings and dividends per share for our shareholders.
Dividends paid in 2024, together with a more than 20% increase in the share price, delivered a total shareholder return for the year of more than 30%.
Our performance demonstrates that our strategy is working. To maintain, and indeed accelerate, the momentum, we are being very deliberate in creating investment capacity for priority areas, focusing on long-term strategic growth.
Optimising cost and capital allocation, we completed the sale of our businesses in Canada, Russia, Argentina, and Armenia, as well as our retail banking operations in France and Mauritius. We announced the planned sale of our business in South Africa and of our private banking business in Germany, as well as the planned sale of our life insurance business in France.
In parallel, our strategic investments are yielding significant results. In Wealth, for instance, revenue grew by 18% in 2024, including a 21% increase in fee and other income. The continued inflow of Net New Invested Assets and growth in total customers point to the material upside opportunity. In Hong Kong, for instance, we added approximately 800k new-to-bank customers.
At the same time, we secured multiple additional licences to expand our operations in mainland China. In India, we received an approval earlier this year to open bank branches in 20 new cities that are at the centre of the expanding wealth and international opportunity.
We will continue to focus on and invest in growth opportunities where we have a clear competitive advantage.
Leadership and Board Changes
Following Noel Quinn's decision to retire as Group Chief Executive, the Board ran a rigorous and robust process to appoint his successor.
I would like to once again pay tribute to Noel's exceptional leadership and thank him for his unwavering commitment and dedication to HSBC during his 37 years of service. We wish him the very best in all of his future endeavours.
In September, Georges Elhedery became our Group Chief Executive. He brings a wealth of experience and an outstanding track record of delivery, achieved over a career spent working in Asia, the Middle East and Europe.
In a little over five months, he has already made his mark.
From 1 January 2025, we began operating through four businesses: Hong Kong, the UK, Corporate and Institutional Banking, and International Wealth and Premier Banking. The objective is to create a simpler and more dynamic organisation - with faster decision-making and clear lines of accountability.
Georges was succeeded as Group Chief Financial Officer by Pam Kaur, who joined the Board as an Executive Director, having previously served as Group Chief Risk and Compliance Officer.
At the 2024 Annual General Meeting ('AGM'), David Nish retired from the Board. David made invaluable contributions over eight years, particularly as Chair of the Group Audit Committee and as Senior Independent Director. Ann Godbehere took over as Senior Independent Director. Ann's extensive financial services experience, over a 30-year career spanning insurance, retail and private banking, and wealth management, positions her very well for this role. Brendan Nelson took over as Chair of the Group Audit Committee. His UK and international financial and auditing expertise and experience are enormously valuable.
In 2024, the Board held meetings in mainland China, Dubai, Singapore, New York, and London. On each occasion, we had the privilege and pleasure to meet with valued clients, government officials, regulators, and colleagues.
Our AGM in London and the Informal Meeting of our Hong Kong Shareholders provided substantive opportunities to engage with our shareholders, on important issues related to the Group.
Global outlook
The economic outlook remains uncertain with potential downside risks to global growth from trade frictions and supply chain disruptions. Inflation has declined but is proving stubborn and could be impacted by oil and gas prices, as well as any trade tariffs.
Global growth is expected to remain fairly stable in 2025, with the US still likely to remain the major engine of growth. However, policy priorities are adding to uncertainties regarding growth prospects around the world. Already, it appears that the improvement in world trade growth may be starting to falter.
In China, the package of fiscal and monetary measures announced in the final quarter of 2024 was welcome and helped it reach its annual target of 'around 5%' GDP growth. Aided by its transformation to a consumption-led and innovation-focused economic model, we expect it to deliver a comparable performance in 2025. Hong Kong should also continue to expand, with its growth directly linked to mainland China.
Elsewhere in Asia, changing supply chains and resilient local demand helped to drive growth in a number of markets, including India. Over the longer term, the demographic dividend will benefit countries like India and markets across South and Southeast Asia.
As this happens, we also continue to see great potential in the fast-growing corridor between Asia and the Middle East, where strong demographics combine with large scale capital spending on infrastructure and further diversification, which are set to continue.
In Europe, with inflation pressures easing and interest rates on a downward trajectory, consumer spending should rise. As a result, we expect the Eurozone to expand this year. Meanwhile, the new UK government is pursuing a pro-growth agenda, which we fully support.
Our people
I want to end by expressing the Board's immense appreciation and gratitude to all our colleagues for driving our Group forward.
All that we delivered in 2024 was only made possible by their sustained efforts, energies, and execution focus. They are the lifeblood of the HSBC Group, serving our customers and creating value for shareholders.

Sir Mark E Tucker
Group Chairman
19 February 2025

Group CEO's shareholder letter
Dear fellow shareholders,
The opportunity to lead HSBC is a privilege. Even more so as we celebrate our 160th anniversary. Like each of my predecessors, I see my responsibility as delivering sustainable strategic growth for our shareholders. This begins by putting our customers at the centre of everything we do. Our financial strength, international network, heritage, and brand mean we build upon firm foundations.
We look to the future with confidence.
We begin from a position of strength, which is reinforced by our 2024 performance. During the year, we delivered a return on average tangible equity ('RoTE') of 14.6%. This includes several notable items, in particular related to strategic disposals. Excluding these, our RoTE was 16.0%, achieving our 'mid-teens' target. Our common equity tier 1 ('CET1') capital ratio was 14.9%, reflecting our long-standing financial strength. With our continued focus on cost discipline, we managed cost growth on our target basis of around 5%, which was in line with our targeted cost growth. This strong performance enabled us to announce $26.9 billion in returns to our shareholders through dividends and share buy-backs, which we expect to remain central to our strategy.
Simple, more agile, focused
The world in which we operate is changing quickly. We are adapting to help our customers navigate new complexities. By doing so, we will open up a world of opportunity as we serve their needs, delivering on our strategy.
Since assuming the role in September, I have focused on injecting energy and intent into the way we deliver our strategy. We are being more agile in the way we allocate our resources and invest to prepare for the future. That includes retiring non-strategic assets and embracing the productive power of new technologies and tools to modernise HSBC and enhance the way we serve our customers.
We have renewed vigour in finding the efficiencies that will optimise our resource allocation, be that geographical, business line or balance sheet. This will enhance the way we actively and dynamically manage costs and capital, and target investments.
We will be guided by three overarching priorities:
-     Focus on our customers, delivering high levels of satisfaction;
-     Drive long-term growth by focusing on our strengths, increasing our leadership and market share in the areas where we can generate attractive returns;
-     Simplify our structure and operating model. Reshape and rationalise our portfolio, to meet the needs of a fast-changing world.
To achieve this, I have put in place a smaller, core team of exceptionally talented leaders. They are each committed to fostering a culture of excellence for our colleagues, driven by a growth-orientated mindset. HSBC's many talented colleagues around the world are key to delivering the exceptional customer experience that will drive our future growth.
We have also simplified the organisation in two important ways.
First, by moving away from a complex matrix governance structure built around three business lines and five geographical regions to create four new businesses. Each firmly rooted in our core strengths:
-     Corporate and Institutional Banking, which combines our two wholesale businesses;
-     International Wealth and Premier Banking, to focus on accelerating the build out of our global wealth proposition;
-     Our two home markets of Hong Kong and the UK, where we have scale and market-leading positions.
HSBC's supporting infrastructure is being simplified and realigned to enable these four businesses to grow.
Simply put, we are aligning our structure to our strategy.
Second, we are significantly improving our operating model, led by a tighter team at the Group Operating Committee, that will:
-     Provide clarity of accountability, empower colleagues to make faster decisions and accelerate the pace at which we generate greater productivity;
-     Make HSBC simple, with fewer management lines and layers, and less committees, designed to reduce bureaucracy, create closer collaboration, emphasise teamwork, and facilitate the flow of ideas and innovation;
-     Adapt quickly to the factors that are shaping the economies and industries in which our customers operate;
-     Sharpen and strengthen our focus on capital efficiency and firm-wide risk management.
This will create a step change in the way we work, the way we serve customers and the way we generate sustainable strategic growth, driving higher returns for our shareholders.
In short, unlocking HSBC's full potential.
Designed to deliver strong, sustainable strategic growth
For 160 years, HSBC has been defined by its financial strength and international network. Both remain enablers of everything we do. What is changing is the clarity, speed and intensity with which we are repositioning HSBC around our four complementary, clearly differentiated businesses.
Corporate and Institutional Banking ('CIB') is an international wholesale bank with significant competitive advantages. It has a powerful deposit franchise with financing capabilities supported by the strength of our balance sheet and our network. It has the products and skills required to serve the global banking needs of international corporate clients, particularly in transaction banking where we continue to invest. This positions us to better capture global and intra-regional flows as supply chains reconfigure, new trade routes emerge, economies grow, and customers' expectations of financial services evolve.
The future economy will require financing and investment in sectors such as advanced technologies, specifically digitalisation, computing and generative AI, as well as clean energy and healthcare. CIB is well positioned to facilitate this by helping entrepreneurs to secure the capital they need to build the businesses of the future and by supporting our customers as they look to decarbonise.
International Wealth and Premier Banking ('IWPB') is ideally placed to capture the increasing number of affluent and high-net-worth customers. Especially those with international banking needs who seek new investment opportunities to help them to protect and grow their wealth. Our recognised brand, financial strength and complementary footprints across Asia and the Middle East serve to reinforce HSBC's position in the world's fastest-growing wealth markets. We also have an asset management business with distinct specialism in both regions offering customers access to investment opportunities across asset classes.
The Hong Kong and UK businesses give us strong platforms in our home markets. We serve personal banking customers and small and medium enterprises in these businesses. In Hong Kong specifically, where HSBC was founded, Hang Seng Bank, a customer-centric community bank, is a strategically important investment of the HSBC Group, which enhances the strength of our franchise and market-leading position. We also have a fast-growing insurance manufacturing business in Hong Kong, leveraging the inflows that are propelling Hong Kong to become the leading international wealth hub. In the UK, we have a leading retail, commercial and innovation-focused bank which continues to build market share.
Customers in Hong Kong and the UK with global banking needs will be able to access the power of our international network through our CIB and IWPB businesses, that are anchored in these two leading international financial centres.
Delivering on our priorities to customers and shareholders
HSBC is a highly connected, global organisation. Our international network is a significant differentiator.
By refocusing on our core strengths, we are creating a simple, more agile, focused organisation structured to better serve our customers and deliver for our shareholders.
We have taken the first deliberate and decisive steps. We continue to move at pace and with a relentless focus on actively managing our costs. Not as a one off, but as an embedded mindset.
How we deliver on our three priorities is equally important. We are instilling a culture of excellence, leadership and accountability throughout the firm. We are also undergoing a comprehensive transformation of our operations, modernising our infrastructure, and investing in technology such as AI, generative AI, data and analytics. This will enhance customer experience as well as drive operational excellence.
The aim being to create a refocused, reinvigorated HSBC, firmly rooted in four complementary businesses with the ambition to generate high levels of total shareholder returns.
Today's actions define a confident future
I am confident about our future and what we can achieve.
As we celebrate our 160th anniversary, our history and heritage stand us in good stead. In so many ways, adapting to new economic realities and technologies is what we have always done. It brings out the best in our people and culture, especially when acting as a trusted advisor to our customers as they navigate the world's economic uncertainties and look towards new opportunities.
As we look to the future, our strategic priorities are clear, our leadership team is now in place, supported by a simplified structure that enables action.
We have clarity on who we are and what we seek to achieve. We are driven by a precision of purpose that guides the way we do business, the values we uphold and the way we serve our customers, colleagues and communities.
We are prioritising a high-performance culture where employees are passionate about what they can achieve and rewarded for their strong customer focus, skills, ambition and initiative. We will invest in our people, one of our most valuable assets, providing them with expansive career opportunities and supporting them in developing future-focused skills, establishing HSBC as an employer of choice and a great place to work.
A strong culture and effective leadership will be key to our long-term success.
I would like to thank all of my colleagues for their valuable contributions to our results. It is a privilege to work with such talented people. Their dedication, commitment, and desire to deliver for our customers differentiates HSBC and is key to delivering long-term growth.
The actions we are taking will have clear and tangible impact. Our ambition is to unlock HSBC's full potential for the benefit of all our stakeholders, provide excellent customer outcomes that enhance our franchise and brand, generating the strategic growth that will deliver attractive returns for you, our shareholders.

Georges Elhedery
Group CEO
19 February 2025

Financial summary
	Year ended 31 December
	2024	2023
	$m	$m
For the year
Profit before tax	32,309	30,348
Profit attributable to:
- ordinary shareholders of the parent company	22,917	22,432
Dividends on ordinary shares	15,348	10,492

	At 31 December
	2024	2023
	$m	$m
Total shareholders' equity	184,973	185,329
Total regulatory capital	172,386	171,204
Customer accounts	1,654,955	1,611,647
Total assets	3,017,048	3,038,677
Risk-weighted assets	838,254	854,114

Per ordinary share	$	$
Basic earnings per share	1.25	1.15
Dividend per ordinary share (in respect of the period)	0.87	0.61
Dividends per ordinary share (paid in the period)	0.82	0.53
Net asset value per ordinary share at period end1	9.26	8.82
Tangible net asset value per ordinary share at period end2	8.61	8.19

Share information
Number of $0.50 ordinary shares in issue (millions)	17,947	19,263
Basic number of $0.50 ordinary shares outstanding (millions)	17,918	19,006
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	18,062	19,135
1     The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
2     The definition of tangible net asset value per ordinary share is total ordinary shareholders' equity excluding goodwill and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Constant currency profit/(loss) before tax
	Year ended 31 Dec
	2024		2023
	$m	%	$m	%
Wealth and Personal Banking	12,182	37.7	11,625	38.9
Commercial Banking	11,860	36.7	13,155	44.0
Global Banking and Markets	7,063	21.9	5,582	18.7
Corporate Centre	1,204	3.7	(459)	(1.6)
Profit before tax	32,309	100.0	29,903	100.0

Distribution of results by legal entity

Reported profit/(loss) before tax
	Year ended 31 Dec
	2024		2023
	$m	%	$m	%
HSBC UK Bank plc	7,213	22.2	8,270	27.2
HSBC Bank plc	2,645	8.2	2,639	8.7
The Hongkong and Shanghai Banking Corporation Limited	20,470	63.4	16,167	53.3
HSBC Bank Middle East Limited	1,114	3.4	1,239	4.1
HSBC North America Holdings Inc.	832	2.6	518	1.7
HSBC Bank Canada	186	0.6	871	2.9
Grupo Financiero HSBC, S.A. de C.V.	730	2.3	805	2.6
Other trading entities1	1,829	5.7	2,359	7.8
- of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	833	2.6	748	2.5
- of which: Saudi Awwal Bank	596	1.8	538	1.8
Holding companies, shared service centres and intra-Group eliminations	(2,710)	(8.4)	(2,520)	(8.3)
Profit before tax	32,309	100.0	30,348	100.0
1     Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 120 in the Annual Report and Accounts 2024 for a fuller picture of the MENAT regional performance.

HSBC constant currency profit before tax and balance sheet data
	2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	28,674	21,580	17,529	(1,929)	65,854
- external	20,460	21,565	30,698	(6,869)	65,854
- inter-segment	8,214	15	(13,169)	4,940	-
of which: net interest income/(expense)2	20,352	17,261	7,488	(12,368)	32,733
Change in expected credit losses and other credit impairment charges	(1,335)	(1,815)	(235)	(29)	(3,414)
Net operating income/(expense)	27,339	19,765	17,294	(1,958)	62,440
Total operating expenses	(15,204)	(7,906)	(10,231)	298	(33,043)
Operating profit/(loss)	12,135	11,859	7,063	(1,660)	29,397
Share of profit in associates and joint ventures less impairment	47	1	-	2,864	2,912
Constant currency profit/(loss) before tax	12,182	11,860	7,063	1,204	32,309
	%	%	%	%	%
Share of HSBC's constant currency profit before tax	37.7	36.7	21.9	3.7	100.0
Constant currency cost efficiency ratio	53.0	36.6	58.4	15.4	50.2
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	447,085	306,926	169,516	7,131	930,658
Interests in associates and joint ventures	558	25	108	28,218	28,909
Total external assets	890,080	603,841	1,388,845	134,282	3,017,048
Customer accounts	823,267	490,475	340,898	315	1,654,955
Constant currency risk-weighted assets4	181,131	337,874	231,878	87,371	838,254

	2023
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	26,848	22,396	15,771	(103)	64,912
- external	18,669	23,686	27,618	(5,061)	64,912
- inter-segment	8,179	(1,290)	(11,847)	4,958	-
of which: net interest income/(expense)2	19,902	16,289	6,860	(8,899)	34,152
Change in expected credit losses and other credit impairment charges	(935)	(2,006)	(317)	(1)	(3,259)
Net operating income/(expense)	25,913	20,390	15,454	(104)	61,653
Total operating expenses	(14,352)	(7,234)	(9,872)	(36)	(31,494)
Operating profit/(loss)	11,561	13,156	5,582	(140)	30,159
Share of profit/(loss) in associates and joint ventures3	64	(1)	-	(319)	(256)
Constant currency profit/(loss) before tax	11,625	13,155	5,582	(459)	29,903
	%	%	%	%	%
Share of HSBC's constant currency profit before tax	38.9	44.0	18.7	(1.6)	100.0
Constant currency cost efficiency ratio	53.5	32.3	62.6	(35.0)	48.5
Constant currency balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	444,856	301,103	170,868	262	917,089
Interests in associates and joint ventures	539	23	107	26,226	26,895
Total external assets	915,062	613,124	1,298,065	146,296	2,972,547
Customer accounts	792,710	465,095	321,226	582	1,579,613
Constant currency risk-weighted assets4	186,163	341,930	213,655	87,093	828,841
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Net interest expense recognised in Corporate Centre includes $11.4bn (2023: $8.7bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
3     Includes an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom in 2023.
4     Constant currency risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences.

Consolidated income statement
for the year ended 31 December 2024
	2024	2023
	$m	$m
Net interest income	32,733	35,796
- interest income1,2	108,631	100,868
- interest expense3	(75,898)	(65,072)
Net fee income	12,301	11,845
- fee income	16,266	15,616
- fee expense	(3,965)	(3,771)
Net income from financial instruments held for trading or managed on a fair value basis4	21,116	16,661
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	5,901	7,887
Insurance finance (expense)/income	(5,978)	(7,809)
Insurance service result	1,310	1,078
- insurance revenue	2,752	2,259
- insurance service expense	(1,442)	(1,181)
Gain on acquisition5	-	1,591
Gains/(losses) recognised on sale of business operations6	(1,752)	(61)
Other operating income/(expense)7	223	(930)
Net operating income before change in expected credit losses and other credit impairment charges8	65,854	66,058
Change in expected credit losses and other credit impairment charges	(3,414)	(3,447)
Net operating income	62,440	62,611
Employee compensation and benefits	(18,465)	(18,220)
General and administrative expenses	(10,498)	(10,383)
Depreciation and impairment of property, plant and equipment and right-of-use assets9	(1,845)	(1,640)
Amortisation and impairment of intangible assets	(2,235)	(1,827)
Total operating expenses	(33,043)	(32,070)
Operating profit	29,397	30,541
Share of profit in associates and joint ventures	2,912	2,807
Impairment of interest in associate	-	(3,000)
Profit before tax	32,309	30,348
Tax expense	(7,310)	(5,789)
Profit for the year	24,999	24,559
Attributable to:
- ordinary shareholders of the parent company	22,917	22,432
- other equity holders	1,062	1,101
- non-controlling interests	1,020	1,026
Profit for the year	24,999	24,559
	$	$
Basic earnings per ordinary share	1.25	1.15
Diluted earnings per ordinary share	1.24	1.14
1     Interest income includes $93,388m (2023: $88,657m) of interest recognised on financial assets measured at amortised cost and $15,273m (2023: $12,134m) of interest recognised on financial assets measured at fair value through other comprehensive income. It also includes a net $237m loss related to the early redemption of legacy securities.
2     Interest income is calculated using the effective interest method and comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3     Interest expense includes $72,594m (2023: $62,095m) of interest on financial instruments, excluding interest on debt instruments issued by HSBC for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments included in interest expense.
4     Includes a $255m gain (2023: $315m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada and a $114m mark-to-market gain (2023:nil) on interest rate hedging of the portfolio of retained loans post sale of our retail banking business in France.
5     Gain recognised in respect of the acquisition of SVB UK.
6     This line item has been updated to include amounts from Other operating income relating to all sales of business operations; in the 2023 Annual Report and Accounts, this line item only reflected the disposal of our France retail banking business. The amount in 2024 includes a  $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This was partly offset by a gain of $4.6bn, inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses but excluding the $255m gain on the foreign exchange hedging (see footnote 4 above) on the sale of our banking business in Canada. The amount in 2023 primarily reflected losses due to restrictions impacting the recoverability of assets in Russia, partly offset by a gain on sale of our retail banking operations in France.
7     Other operating income/(expense) includes a loss on net monetary positions of $1,187m (2023: $1,667m) as a result of applying IAS 29 'Financial Reporting in Hyperinflationary Economies'.
8     Net operating income before change in expected credit losses and other credit impairment charges also referred to as revenue.
9     Includes depreciation of the right-of-use assets of $711m (2023: $663m).

Consolidated statement of comprehensive income
for the year ended 31 December 2024

	2024	2023
	$m	$m
Profit for the year	24,999	24,559
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	163	2,599
- fair value gains/(losses)	41	2,381
- fair value losses/(gains) transferred to the income statement on disposal	69	905
- expected credit (recoveries)/losses recognised in the income statement	(6)	59
- disposal of subsidiary	85	-
- income taxes	(26)	(746)
Cash flow hedges	(52)	2,953
- fair value gains/(losses)	(282)	2,534
- fair value (gains)/losses reclassified to the income statement	(135)	1,463
- disposal of subsidiary	262	-
- income taxes	103	(1,044)
Share of other comprehensive income/(expense) of associates and joint ventures	462	47
- share for the year	462	47
Net finance income/(expenses) from insurance contracts	(142)	(364)
- before income taxes	(191)	(491)
- income taxes	49	127
Exchange differences	833	(204)
- foreign exchange losses reclassified to the income statement on disposal of a foreign operation	5,816	-
- other exchange differences	(4,983)	(204)
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	5	1
Remeasurement of defined benefit asset/(liability)	(228)	(314)
- before income taxes	(342)	(413)
- income taxes	114	99
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(439)	(1,219)
- before income taxes	(579)	(1,617)
- income taxes	140	398
Equity instruments designated at fair value through other comprehensive income	99	(120)
- fair value gains/(losses)	141	(120)
- income taxes	(42)	-
Effects of hyperinflation	1,239	1,604
Other comprehensive income/(expense) for the year, net of tax	1,940	4,983
Total comprehensive income/(expense) for the year	26,939	29,542
Attributable to:
- ordinary shareholders of the parent company	24,833	27,397
- other equity holders	1,062	1,101
- non-controlling interests	1,044	1,044
Total comprehensive income/(expense) for the year	26,939	29,542

Consolidated balance sheet
at 31 December 2024
	At
	31 Dec 2024	31 Dec 2023
	$m	$m
Assets
Cash and balances at central banks	267,674	285,868
Hong Kong Government certificates of indebtedness	42,293	42,024
Trading assets	314,842	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	115,769	110,643
Derivatives	268,637	229,714
Loans and advances to banks	102,039	112,902
Loans and advances to customers	930,658	938,535
Reverse repurchase agreements - non-trading	252,549	252,217
Financial investments	493,166	442,763
Assets held for sale	27,234	114,134
Prepayments, accrued income and other assets1	152,740	171,597
Current tax assets	1,313	1,536
Interests in associates and joint ventures	28,909	27,344
Goodwill and intangible assets	12,384	12,487
Deferred tax assets	6,841	7,754
Total assets	3,017,048	3,038,677
Liabilities
Hong Kong currency notes in circulation	42,293	42,024
Deposits by banks	73,997	73,163
Customer accounts	1,654,955	1,611,647
Repurchase agreements - non-trading	180,880	172,100
Trading liabilities	65,982	73,150
Financial liabilities designated at fair value	138,727	141,426
Derivatives	264,448	234,772
Debt securities in issue	105,785	93,917
Liabilities of disposal groups held for sale	29,011	108,406
Accruals, deferred income and other liabilities1	130,340	143,901
Current tax liabilities	1,729	2,777
Insurance contract liabilities	107,629	120,851
Provisions	1,724	1,741
Deferred tax liabilities	1,317	1,238
Subordinated liabilities	25,958	24,954
Total liabilities	2,824,775	2,846,067
Equity
Called up share capital	8,973	9,631
Share premium account	14,810	14,738
Other equity instruments	19,070	17,719
Other reserves	(10,282)	(8,907)
Retained earnings	152,402	152,148
Total shareholders' equity	184,973	185,329
Non-controlling interests	7,300	7,281
Total equity	192,273	192,610
Total liabilities and equity	3,017,048	3,038,677
1     In 2023 'Items in the course of collection from other banks' ($6.3bn) were presented on the face of the balance sheet but are now reported within 'Prepayments, accrued income and other assets' in the Annual Report and Accounts 2024. Similarly, 'Items in the course of transmission to other banks' ($7.3bn) are now presented within 'Accruals, deferred income and other liabilities'.

Consolidated statement of changes in equity
for the year ended 31 December 2024

			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves1,2	Insurance finance reserve3	Retained earnings 1,4	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
Profit for the year	-	-	-	-	-	-	-	23,979	23,979	1,020	24,999
Other comprehensive income (net of tax)	-	-	259	(46)	863	5	(183)	1,018	1,916	24	1,940
- debt instruments at fair value through other comprehensive income	-	-	62	-	-	-	-	-	62	16	78
- equity instruments designated at fair value through other comprehensive income	-	-	75	-	-	-	-	-	75	24	99
- cash flow hedges	-	-	-	(312)	-	-	-	-	(312)	(2)	(314)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(439)	(439)	-	(439)
- property revaluation	-	-	-	-	-	5	-	-	5	-	5
- remeasurement of defined benefit asset/liability	-	-	-	-	-	-	-	(244)	(244)	16	(228)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-	-	462	462	-	462
- effects of hyperinflation	-	-	-	-	-	-	-	1,239	1,239	-	1,239
- foreign exchange reclassified to income statement on disposal of a foreign operation5	-	-	-	-	5,816	-	-	-	5,816	-	5,816
- other reserves reclassified to income statement on disposal of a foreign operation	-	-	85	262	-	-	-	-	347	-	347
- insurance finance income/(expense) recognised in other comprehensive income	-	-	-	-	-	-	(142)	-	(142)	-	(142)
- exchange differences	-	-	37	4	(4,953)	-	(41)	-	(4,953)	(30)	(4,983)
Total comprehensive income for the year	-	-	259	(46)	863	5	(183)	24,997	25,895	1,044	26,939
Shares issued under employee remuneration and share plans	77	-	-	-	-	-	-	(77)	-	-	-
Capital securities issued6	-	3,601	-	-	-	-	-	-	3,601	-	3,601
Dividends to shareholders	-	-	-	-	-	-	-	(16,410)	(16,410)	(690)	(17,100)
Redemption of securities7	-	(2,250)	-	-	-	-	-	-	(2,250)	-	(2,250)
Transfers8	-	-	-	-	-	(2,945)	-	2,945	-	-	-
Cost of share-based payment arrangements	-	-	-	-	-	-	-	529	529	-	529
Share buy-back9	-	-	-	-	-	-	-	(11,043)	(11,043)	-	(11,043)
Cancellation of shares	(663)	-	-	-	-	663	-	-	-	-	-
Other movements	-	-	2	-	3	4	-	(687)	(678)	(335)	(1,013)
At 31 Dec 2024	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273

Consolidated statement of changes in equity (continued)
for the year ended 31 December 2023
			Other reserves
	Called up share capital and share premium	Other equity instru-ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves1,2	Insurance finance reserve3	Retainedearnings 1,4	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	24,811	19,746	(7,038)	(3,808)	(32,575)	33,209	1,079	142,409	177,833	7,364	185,197
Profit for the year	-	-	-	-	-	-	-	23,533	23,533	1,026	24,559
Other comprehensive income (net of tax)	-	-	2,402	3,030	(211)	1	(371)	114	4,965	18	4,983
- debt instruments at fair value through other comprehensive income	-	-	2,574	-	-	-	-	-	2,574	25	2,599
- equity instruments designated at fair value through other comprehensive income	-	-	(93)	-	-	-	-	-	(93)	(27)	(120)
- cash flow hedges	-	-	-	2,919	-	-	-	-	2,919	34	2,953
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	-	-	-	-	-	(1,220)	(1,220)	1	(1,219)
- property revaluation	-	-	-	-	-	1	-	-	1	-	1
- remeasurement of defined benefit asset/liability	-	-	-	-	-	-	-	(317)	(317)	3	(314)
- share of other comprehensive income of associates and joint ventures	-	-	-	-	-	-		47	47	-	47
- effects of hyperinflation	-	-	-	-	-	-	-	1,604	1,604	-	1,604
- insurance finance income/(expense) recognised in other comprehensive income	-	-	-	-	-	-	(364)	-	(364)	-	(364)
- exchange differences	-	-	(79)	111	(211)	-	(7)	-	(186)	(18)	(204)
Total comprehensive income for the year	-	-	2,402	3,030	(211)	1	(371)	23,647	28,498	1,044	29,542

Shares issued under employee remuneration and share plans	79	-	-	-	-	-	-	(79)	-	-	-
Capital securities issued	-	1,996	-	-	-	-	-	-	1,996	-	1,996
Dividends to shareholders	-	-	-	-	-	-	-	(11,593)	(11,593)	(603)	(12,196)
Redemption of securities	-	(4,023)	-	-	-	-	-	20	(4,003)	-	(4,003)
Transfers8	-	-	-	-	-	(5,130)	-	5,130	-	-	-
Cost of share-based payment arrangements	-	-	-	-	-	-	-	482	482	-	482
Share buy-back	-	-	-	-	-	-	-	(7,025)	(7,025)	-	(7,025)
Cancellation of shares	(521)	-	-	-	-	521	-	-	-	-	-
Other movements	-	-	1,129	(255)	(967)	-	77	(843)	(859)	(524)	(1,383)
At 31 Dec 2023	24,369	17,719	(3,507)	(1,033)	(33,753)	28,601	785	152,148	185,329	7,281	192,610
1     Cumulative goodwill amounting to $5,138m was charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m was charged against retained earnings.
2     Statutory share premium relief under section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC's consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited, following a number of intra-Group reorganisations, and has since been transferred to retained earnings as part of the impairment recognised in respect of HSBC Overseas Holding (UK) Limited. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
3     The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income ('OCI').
4     At 31 December 2024, retained earnings included 28,744,609 own shares held. These include own shares held within HSBC's insurance business's retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and Securities Services.
5     At 31 December 2024, accumulated foreign currency translation reserve losses of $5,816m were recycled to the income statement, including $5,166m upon completion of the sale of our business in Argentina and $564m upon completion of the sale of our banking business in Canada.
6     HSBC Holdings issued SGD1,500m 5.250% contingent convertible securities in June 2024, and a further $1,350m 6.875% and $1,150m 6.950% contingent convertible securities in September 2024.  All instruments were recorded net of issuance costs.
7     In September 2024, HSBC Holdings redeemed its $2,250m 6.375% contingent convertible securities.
8     At 31 December 2024, an impairment of $11,442m (2023: $5,512m) of HSBC Overseas Holdings (UK) Limited was recognised, resulting in a permitted transfer of $2,945m (2023: $5,130m) from the remaining historical merger reserve to retained earnings, and a realisation of nil share-based payment reserve (2023: $382m) within retained earnings.
9     HSBC Holdings announced the following share buy-backs during the year: a share buy-back of up to $2.0bn in February 2024, which was completed in April 2024; a share buy-back of up to $3.0bn in April 2024, which was completed in July 2024; a share buy-back of up to $3.0bn in July 2024, which was completed in October 2024; and a share buy-back of up to $3.0bn in October 2024, which was completed in February 2025.

Consolidated statement of cash flows
for the year ended 31 December 2024
	2024	2023
	$m	$m
Profit before tax	32,309	30,348
Adjustments for non-cash items:
Depreciation, amortisation and impairment	4,080	3,466
Net loss from investing activities	180	1,213
Share of profit in associates and joint ventures	(2,912)	(2,807)
Impairment of interest in associate	-	3,000
(Gain)/loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	1,704	(1,775)
Change in expected credit losses gross of recoveries and other credit impairment charges	3,674	3,717
Provisions including pensions	299	266
Share-based payment expense	529	482
Other non-cash items included in profit before tax	(5,290)	(4,299)
Elimination of exchange differences1	26,734	(10,678)
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(41,385)	(63,247)
Change in loans and advances to banks and customers	7,275	(14,145)
Change in reverse repurchase agreements - non-trading	(4,227)	(2,095)
Change in financial assets designated and otherwise mandatorily measured at fair value	(20,662)	(9,994)
Change in other assets	7,685	(10,254)
Change in deposits by banks and customer accounts	44,237	45,021
Change in repurchase agreements - non-trading	8,700	43,366
Change in debt securities in issue	11,942	11,945
Change in financial liabilities designated at fair value	(2,248)	10,097
Change in other liabilities	(1,603)	8,742
Dividends received from associates	1,062	1,067
Contributions paid to defined benefit plans	(167)	(208)
Tax paid	(6,611)	(4,117)
Net cash from operating activities	65,305	39,111
Purchase of financial investments	(523,454)	(563,561)
Proceeds from the sale and maturity of financial investments	453,502	504,174
Net cash flows from the purchase and sale of property, plant and equipment	(1,344)	(1,145)
Net cash flows from disposal of loan portfolio and customer accounts	-	623
Net investment in intangible assets	(2,542)	(2,550)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures2	9,891	1,239
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures3	(12,617)	(1,692)
Net cash from investing activities	(76,564)	(62,912)
Issue of ordinary share capital and other equity instruments	3,602	1,996
Cancellation of shares	(11,348)	(5,812)
Net purchases of own shares for market-making and investment purposes	(541)	(614)
Net cash flow from change in stake of subsidiaries	-	(19)
Redemption of preference shares and other equity instruments	(3,433)	(4,003)
Subordinated loan capital issued	4,361	5,237
Subordinated loan capital repaid4	(2,000)	(2,147)
Dividends paid to shareholders of the parent company and non-controlling interests	(17,100)	(12,196)
Net cash from financing activities	(26,459)	(17,558)
Net decrease in cash and cash equivalents	(37,718)	(41,359)
Cash and cash equivalents at 1 Jan	490,933	521,671
Exchange differences in respect of cash and cash equivalents	(18,275)	10,621
Cash and cash equivalents at 31 Dec5	434,940	490,933

Cash and cash equivalents comprise:
- cash and balances at central banks	267,674	285,868
- loans and advances to banks of one month or less	69,803	76,620
- reverse repurchase agreements with banks of one month or less	58,290	64,341
- treasury bills, other bills and certificates of deposit less than three months7	27,307	33,303
- cash collateral, net settlement accounts and items in course of collection from/transmission to other banks	9,827	14,866
- cash and cash equivalents held for sale6	2,039	15,935
Cash and cash equivalents at 31 Dec5	434,940	490,933

Interest received was $110,106m (2023: $98,910m), interest paid was $81,680m (2023: $65,980m) and dividends received (excluding dividends received from associates, which are presented separately above) were $2,812m (2023: $1,869m).
1     Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2     This includes $9.3bn from the sale of our banking business in Canada.
3     This includes $10.6bn from the sale of our retail banking business in France and $1.8bn from the sale of our business in Argentina.
4     Subordinated liabilities changes during the year are attributable to repayments of $(2.0)bn (2023: $(2.1)bn) of securities. Non-cash changes during the year included foreign exchange gains/losses of $1.6bn gain (2023: $0.6bn loss) and fair value gains/losses of $1.0bn gain (2023: $0.8bn loss).
5     At 31 December 2024, $50.4bn (2023: $61.8bn) was not available for use by HSBC due to a range of restrictions, including currency exchange and other restrictions.
6     Includes $1.9bn (2023: $5.6bn) of cash and balances at central banks and $0.1bn (2023: $10.5bn) of loans and advances to banks of one month or less. There is nil balance in 2024 for reverse repurchase agreements with banks of one month or less (2023: $0.2bn) and cash collateral, net settlement accounts and items in course of collection from / transition to other banks (2023: $(0.4)bn).
7     The amount in this line is included in the 'Financial investments' and 'Financial assets designated and otherwise mandatorily measured at fair value through profit or loss' line items in the Consolidated balance sheet on page 14.

1   Basis of preparation and material accounting policies
The basis of preparation and summary of material accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2024.
(a)  Compliance with International Financial Reporting Standards
The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards'), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2024 affecting these consolidated and separate financial statements.
IFRS Accounting Standards adopted during the year ended 31 December 2024
There were no new standards, amendments to standards or interpretations that had an effect on these financial statements. Accounting policies have been applied consistently.

(b)  Differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards
There are no significant differences between IFRS Accounting Standards and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The 'Notes on the financial statements', taken together with the 'Report of the Directors' in the Annual Report and Accounts 2024, include the aggregate of all disclosures necessary to satisfy IFRS Accounting Standards and Hong Kong Financial Reporting Standards.
(c)  Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, liquidity, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment following uncertain inflation, rapidly changing interest rates, slower Chinese economic activity, and disrupted supply chains as a result of the Russia-Ukraine war, conflict in the Middle East and US-China tensions. They also included other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.

2   Tax

Tax expense
	2024	2023
	$m	$m
Current tax1	6,115	5,718
- for this year	5,863	5,737
- adjustments in respect of prior years	31	(19)
- Pillar 2 and qualifying domestic top-up taxes	221	-
Deferred tax	1,195	71
- origination and reversal of temporary differences	1,288	19
- effect of changes in tax rates	(2)	17
- adjustments in respect of prior years	(91)	35
Year ended 31 Dec2	7,310	5,789
1     Current tax included Hong Kong profits tax of $1,615m (2023: $1,328m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2023: 16.5%).
2     In addition to amounts recorded in the income statement, a tax credit of $12m (2023: credit of $41m) was recorded directly to equity.

Tax reconciliation
The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2024		2023
	$m	%	$m	%
Profit before tax	32,309		30,348
Tax expense
Taxation at UK corporation tax rate of 25.0% (2023: 23.5%)	8,077	25.0	7,132	23.5
Impact of differently taxed overseas profits in overseas locations	(1,351)	(4.2)	(612)	(2.0)
UK banking surcharge	215	0.7	350	1.2
Items increasing tax charge in 2024:
- tax impact of sale of HSBC Argentina	1,536	4.8	-	-
- local taxes and overseas withholding taxes	584	1.8	419	1.4
- movements in unrecognised deferred tax	259	0.7	(22)	(0.1)
- impacts of hyperinflation	327	1.0	348	1.1
- other permanent disallowables	344	1.0	227	0.7
- Global Minimum Tax top-up charge	221	0.7	-	-
- bank levy	73	0.2	112	0.4
- movements in provisions for uncertain tax positions	38	0.1	(472)	(1.6)
- impact of changes in tax rates	6	-	17	0.1
- impairment of interest in associate	-	-	705	2.3
Items reducing tax charge in 2024:
- non-taxable gain on disposal of HSBC Canada	(1,174)	(3.6)	-	-
- non-taxable income and gains	(1,079)	(3.3)	(1,189)	(3.9)
- effect of profits in associates and joint ventures	(456)	(1.4)	(571)	(1.9)
- deductions for AT1 coupon payments	(249)	(0.8)	(229)	(0.7)
- adjustments in respect of prior period	(46)	(0.1)	16	0.1
- tax impact of sale of French retail banking business	(15)	-	-	-
- accounting gain on acquisition of SVB UK	-	-	(442)	(1.5)
Year ended 31 Dec	7,310	22.6	5,789	19.1

The Group's profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2024 include Hong Kong (16.5%), the US (21%) and the UK (25%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 21.4% (2023: 22.6%).
The effective tax rate for the year of 22.6% was higher than in the previous year (2023: 19.1%). The effective tax rate for the year was reduced by 3.6% by the non-taxable gain arising on the disposal of HSBC Canada, increased by 4.8% by the non-deductible loss arising on the disposal of HSBC Argentina, increased by 70.0% by movements in unrecognised deferred tax, primarily relating to French tax losses, and increased by 70.0% by the Group's Pillar 2 Global Minimum Tax charge. The effective tax rate for 2023 was increased by 2.3% by the non-taxable impairment of the Group's investment in BoCom, reduced by 1.6% by the release of provisions for uncertain tax positions and reduced by 1.5% by the non-taxable accounting gain on the acquisition of SVB UK.
In July 2023, the UK enacted legislation to introduce the 'Pillar Two' global minimum tax model rules of the OECD's Inclusive Framework on Base Erosion and Profit Shifting ('BEPS') and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. Under the Pillar Two rules, a top-up tax liability arises where the Group's effective tax rate in a jurisdiction is below 15%. The Group has recorded a Pillar Two global minimum tax charge of $221m for the period, primarily related to the non-taxation of dividends and income on government bonds in Hong Kong (which have the effect of reducing the effective tax rate from the statutory rate of 16.5% to below 15%) and low or nil statutory tax rates in jurisdictions such as Bermuda and the Channel Islands. For the current period, this tax expense will be substantially payable in the UK by HSBC Holdings.
Many jurisdictions have introduced or announced the introduction of domestic minimum tax rules that are closely aligned to the OECD's Pillar Two model rules, as well as new or amended corporate income tax rules, with effect from 2024 or 2025. As and when such taxes are introduced, they will have the effect of increasing local tax liabilities, eliminating or reducing the top-up tax liability payable in the UK by HSBC Holdings in respect of those jurisdictions. Hong Kong, Bermuda and the Channel Islands have introduced such new tax rules with effect from 1 January 2025.
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. Exposures relating to legacy tax cases were reassessed during 2024, resulting in a charge of $38m to the income statement. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Financial assets at FVOCI	Cash flow hedges	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets	1,158	4,544	876	419	-	2,933	9,930
Liabilities	-	-	-	-	(1,814)	(1,600)	(3,414)
At 1 Jan 2024	1,158	4,544	876	419	(1,814)	1,333	6,516
Income statement	(74)	(640)	100	-	(85)	(431)	(1,130)
Other comprehensive income	-	-	(49)	84	114	189	338
Foreign exchange and other adjustments	(14)	(40)	(311)	(61)	18	208	(200)
At 31 Dec 2024	1,070	3,864	616	442	(1,767)	1,299	5,524
Assets1	1,070	3,864	616	442	-	2,906	8,898
Liabilities1	-	-	-	-	(1,767)	(1,607)	(3,374)

Assets	1,062	4,397	850	1,271	-	3,048	10,628
Liabilities	-	-	-	-	(1,673)	(1,567)	(3,240)
At 1 Jan 2023	1,062	4,397	850	1,271	(1,673)	1,481	7,388
Income statement	(39)	102	541	1	(114)	(562)	(71)
Other comprehensive income	-	-	(598)	(974)	99	399	(1,074)
Foreign exchange and other adjustments	135	45	83	121	(126)	15	273
At 31 Dec 2023	1,158	4,544	876	419	(1,814)	1,333	6,516
Assets1	1,158	4,544	876	419	-	2,933	9,930
Liabilities1	-	-	-	-	(1,814)	(1,600)	(3,414)
1     After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets of $6,841m (2023: $7,754m) and deferred tax liabilities of $1,317m (2023: $1,238m).
In applying judgement in recognising deferred tax assets, management has assessed all relevant information, including future business profit projections and the track record of meeting forecasts. Management's assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance. When forecasts are extrapolated beyond five years, a number of different scenarios are considered, reflecting different downward risk adjustments, in order to assess the sensitivity of our recognition and measurement conclusions in the context of such longer-term forecasts.
The Group's net deferred tax asset of $5.5bn (2023: $6.5bn) included $2.6bn (2022: $3.3bn) of deferred tax assets relating to the UK, $3.0bn (2023: $3.1bn) of deferred tax assets relating to the US and a net deferred asset of $0.5bn (2023: $0.9bn) in France.
The UK deferred tax asset of $2.6bn excluded a $1.8bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profit due to the level of uncertainty as to the timing and manner of its reversal. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses. The majority of the deferred tax asset relates to tax attributes which do not expire and are forecast to be recovered within 3 years and as such are less sensitive to changes in long-term profit forecasts.
The net US deferred tax asset of $3.0bn included $1.2bn related to US tax losses, of which $0.9bn expire in 10 to 15 years. Management expects the US deferred tax asset to be substantially recovered within 13 years, with the majority recovered in the first five years.
The net deferred tax asset in France of $0.5bn included $0.5bn related to tax losses, which are expected to be substantially recovered within
12 years. Unused tax losses with a tax value of $0.2bn have not been recognised due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them.
Unrecognised deferred tax
The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $11.0bn (2023: $10.4bn). This amount included unused US state tax losses of $3.8bn (2023: $4.0) for which there is insufficient evidence of future taxable profits to support recognition, and unused UK tax losses of $0.7bn (2023: nil) for which there is insufficient evidence of future taxable profits to support recognition, and unused UK tax losses of $3.5bn (2023: $4.5bn), which arose prior to 1 April 2017 and can only be recovered against future taxable profits of HSBC Holdings. No deferred tax was recognised on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts on which deferred tax was not recognised, $6.0bn (2023: $5.1bn) had no expiry date, $1.0bn (2023: $0.5bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.
Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches was $15.2bn (2023: $14.4bn) and the corresponding unrecognised deferred tax liability was $0.7bn (2023: $0.7bn).

3     Dividends

Dividends to shareholders of the parent company
	2024		2023
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
- second interim dividend	-	-	0.23	4,589
- fourth interim dividend	0.31	5,872
In respect of current year:
- first interim dividend	0.10	1,877	0.10	2,001
- special dividend	0.21	3,942	-	-
- second interim dividend	0.10	1,852	0.10	1,956
- third interim dividend	0.10	1,805	0.10	1,946
Total	0.82	15,348	0.53	10,492
Total coupons on capital securities classified as equity		1,062		1,101
Dividends to shareholders		16,410		11,593

On 6 January 2025, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($31m). No liability was recorded in the balance sheet at 31 December 2024 in respect of this coupon payment.
Fourth interim dividend for 2024
On 19 February 2025, the Directors approved a fourth interim dividend in respect of the financial year ended 31 December 2024 of $0.36 per ordinary share (the 'dividend'), an expected distribution of approximately $6.4bn. The dividend will be payable on 25 April 2025 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 7 March 2025. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2024.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 14 April 2025. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 6 March 2025. American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 7 March 2025.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 10 April 2025 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 25 April 2025 to holders of record on 7 March 2025. The dividend of $1.80 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 4 April 2025.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 7 March 2025 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 7 March 2025. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 6 March 2025.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians' CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am on 7 March 2025 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4     Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	2024			2023
	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$
Basic1	22,917	18,357	1.25	22,432	19,478	1.15
Effect of dilutive potential ordinary shares		128			122
Diluted1	22,917	18,485	1.24	22,432	19,600	1.14
1     Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted) after deducting own shares held.
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares was Nil (2023: 23 million).

5     Constant currency balance sheet reconciliation

	At
	31 Dec 2024	31 Dec 2023
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	930,658	917,089	21,446	938,535
Interests in associates and joint ventures	28,909	26,895	449	27,344
Total external assets	3,017,048	2,972,547	66,130	3,038,677
Customer accounts	1,654,955	1,579,613	32,034	1,611,647

6     Reported and constant currency results1

	Year ended
	2024	2023
	$m	$m
Revenue2
Reported	65,854	66,058
Currency translation	-	(1,146)
Constant currency	65,854	64,912
Change in expected credit losses and other credit impairment charges
Reported	(3,414)	(3,447)
Currency translation	-	188
Constant currency	(3,414)	(3,259)
Operating expenses
Reported	(33,043)	(32,070)
Currency translation	-	576
Constant currency	(33,043)	(31,494)
Share of profit in associates and joint ventures less impairment
Reported3	2,912	(193)
Currency translation	-	(63)
Constant currency	2,912	(256)
Profit before tax
Reported	32,309	30,348
Currency translation	-	(445)
Constant currency	32,309	29,903
1     In the current period constant currency results are equal to reported as there is no currency translation.
2     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3     Amounts in 2023 relate to an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 402 of the Annual Report and Accounts 2024.

Notable items
	Year ended
	2024	2023
	$m	$m
Revenue
Disposals, acquisitions and related costs1	(1,343)	1,298
Fair value movements on financial instruments2	-	14
Restructuring and other related costs	-	-
Disposal losses on Markets Treasury repositioning	-	(977)
Operating expenses
Disposals, acquisitions and related costs	(199)	(321)
Restructuring and other related costs3	(34)	136
Impairment of interest in associate4	-	(3,000)
Tax
Tax credit on notable items	108	207
Uncertain tax positions	-	427
1     Amounts in 2024 include a $1.0bn loss on disposal and a $5.2bn loss on the recycling in foreign currency translation reserve losses and other reserves arising on sale of our business in Argentina. This is partly offset by $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sales proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves losses.
2     Fair value movements on non-qualifying hedges in HSBC Holdings.
3     Amounts relate to restructuring provisions recognised in 2024 and reversals of restructuring provisions recognised during 2022.
4     Amounts in 2023 relate to an impairment loss of $3.0bn recognised in respect of the Group's investment in BoCom. See Note 18 on page 402 of the Annual Report and Accounts 2024.

7     Contingent liabilities, contractual commitments and guarantees

	2024	2023
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	16,998	17,009
- performance and other guarantees	92,723	94,277
- other contingent liabilities	298	636
At 31 Dec	110,019	111,922
Commitments1:
- documentary credits and short-term trade-related transactions	7,096	7,818
- forward asset purchases and forward deposits placed	61,017	78,535
- standby facilities, credit lines and other commitments to lend	793,465	810,797
At 31 Dec	861,578	897,150
1     Includes $619,367m of commitments at 31 December 2024 (31 December 2023: $661,015m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 28 of the Annual Report and Accounts 2024.
The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 28 and 35 of the Annual Report and Accounts 2024.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme ('FSCS') provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the Group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of a collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.
Associates
HSBC's share of associates' contingent liabilities, contractual commitments and guarantees amounted to $74.5bn at 31 December 2024 (2023: $69.9bn). No matters arose where HSBC was severally liable.

8     Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2024. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2024 (see Note 28 of the Annual Report and Accounts 2024). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.
Trustee litigation: The Madoff Securities trustee (the 'Trustee') has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, the 'Fairfield Funds') (in liquidation) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). Fairfield Funds' claims against most of the HSBC companies have been dismissed, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield Funds' claims against HSBC Private Bank (Suisse) SA ('PBRS') and HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and are ongoing before the US Bankruptcy Court for the Southern District of New York. PBRS and HSSL have appealed the decision not to dismiss them and these appeals are pending before the US Court of Appeals for the Second Circuit.
Herald Fund SPC ('Herald') litigation: HSSL and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities and cash in the amount of $2.5bn (plus interest), or damages in the amount of $5.6bn (plus interest). In 2013, the Luxembourg District Court dismissed Herald's securities restitution claim and stayed the cash restitution and damages claims. In December 2024, the Luxembourg Court of Appeal reversed the Luxembourg District Court's dismissal and determined that Herald's claims for restitution of securities and cash were founded in principle. HSSL has appealed this decision. Herald's claim against HSBC Bank plc is pending.
Alpha Prime Fund Limited ('Alpha Prime') litigation: Various HSBC companies are defending a number of actions brought by Alpha Prime in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.
Senator Fund SPC ('Senator') litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending a number of actions brought by Senator before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC's motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission ('EC') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021, which has been paid. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. In November 2024, the General Court of the European Union rejected a separate appeal by HSBC concerning the amount of the fine. This matter is now closed.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act ('US CEA'). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. Two individual US dollar Libor-related actions seeking damages from HSBC for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.

Foreign exchange-related investigations and litigation
In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation, which remains ongoing. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA N.A. ('HSBC Bank USA') as a defendant. In January 2024, the South African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc's application to dismiss. Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval.
In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
HSBC and other members of The London Platinum and Palladium Fixing Company Limited have been defending a class action in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In January 2025, the court approved a settlement reached with the plaintiffs to resolve this action. This matter is now closed.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
Since 2023, the French National Financial Prosecutor has been investigating a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HSBC Continental Europe also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. This matter is nearing conclusion. The impact on HSBC is not expected to be significant.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement remains subject to court approval. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Korean short selling indictment
In March 2024, the Korean Prosecutors' Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited ('HBAP') and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act in connection with trades carried out between August 2021 and December 2021. In February 2025, the Korean court acquitted HBAP of all charges. The Korean Prosecutors' Office has the right to appeal this decision. Proceedings against the individual defendants have been suspended.

First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company ('First Citizens') brought a lawsuit in the US District Court for the Northern District of California against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank ('SVB'). The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In July 2024, the court dismissed several of First Citizens' claims and also dismissed certain defendants for lack of jurisdiction, but allowed limited discovery into whether some of these defendants may be subject to jurisdiction. The remaining claims are proceeding against certain defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than 280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court.
HSBC Bank USA and certain of its affiliates continue to defend a mortgage loan repurchase action seeking unspecified damages and specific performance brought by the trustee of a mortgage securitisation trust in New York state court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the Southern District of New York alleging anti-competitive conduct in the Mexican government bond market between 2010 and 2014 and seeking unspecified damages. In January 2025, the court denied the defendants' motion to dismiss the plaintiffs' third amended complaint, and this action is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group's financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

9    Impairment of interest in associate
The Group maintains a 19.03% interest in Bank of Communications Co., Limited ('BoCom'). The Group's investment in BoCom is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including representation on BoCom's Board of Directors and participation in a resource and experience sharing agreement ('RES'). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom's financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 'Investments in Associates and Joint Ventures', whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group's share of associate's net assets. An impairment test is required if there is any indication of impairment or reversal.
At 31 December 2023, the Group performed an impairment test on the carrying amount, which resulted in an impairment of $3.0bn, as the recoverable amount as determined by a value in use ('VIU') calculation was lower than the carrying amount. No further impairment was required for the year ended 31 December 2024.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying amount.
On 24 September 2024, the People's Bank of China, National Financial Regulatory Administration and China Securities Regulatory Commission announced several policies aimed at promoting growth and economic development. These included monetary stimulus, property market support and capital market strengthening measures, as well as measures to recapitalise the largest commercial banks. In the absence of further details on how the recapitalisation of the largest commercial banks may be enacted, there is no change to the impairment test result at 31 December 2024. As further details become available, the impairment test will be updated to reflect their impact and may result in a change to the carrying value of our investment in BoCom. These developments have the potential to impact on the Group's reported earnings, but are unlikely to have an impact on HSBC's capital or capital ratios.
We remain supportive of our relationship with BoCom and will consider any broader implications on the carrying value of our investment as further details become available.
At 31 December 2024, the carrying amount of the investment was $22.4bn (2023: $21.2bn) with fair value of $11.6bn (2023: $8.8bn). The Group has concluded there is no indication of further impairment (or indication that an impairment may no longer exist or may have decreased) since 31 December 2023. As part of this assessment, the Group updated the VIU calculation which supported that there was no significant change to the 31 December 2023 impairment position. As a result, no additional impairment to the carrying amount (or reversal of impairment) was made at 31 December 2024.
 For further details, see Note 18: Interests in associates and joint ventures on page 401 of our Annual Report and Accounts 2024.

10  Events after the balance sheet date
A fourth interim dividend for 2024 of $0.36 per ordinary share (a distribution of approximately $6.4bn was approved by the Directors after 31 December 2024. On 19 February 2025, HSBC Holdings announced a share buy-back to purchase its ordinary shares up to a maximum consideration of $2.0bn, which is expected to commence shortly and complete by our first quarter 2025 results announcement. On 30 January 2025, HSBC Holdings called $1,750m 2.999% fixed rate/floating rate senior unsecured and $500m floating rate senior unsecured securities. These securities are expected to be redeemed and cancelled on 10 March 2025. On 7 February 2025, HSBC Holdings called $2,450m 6.375% perpetual subordinated contingent convertible securities which are expected to be redeemed and cancelled on 30 March 2025.  The accounts were approved by the Board of Directors on 19 February 2025 and authorised for issue.

11   Capital structure

Capital ratios
	At 31 Dec
	2024	2023
	%	%
Transitional basis
Common equity tier 1 ratio	14.9	14.8
Tier 1 ratio	17.2	16.9
Total capital ratio	20.6	20.0

End point basis
Common equity tier 1 ratio	14.9	14.8
Tier 1 ratio	17.2	16.9
Total capital ratio	20.1	19.6

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2024	2023
	$m	$m
Transitional basis
Common equity tier 1 capital	124,911	126,501
Additional tier 1 capital	19,216	17,662
Tier 2 capital	28,259	27,041
Total regulatory capital	172,386	171,204
Risk-weighted assets	838,254	854,114

End point basis
Common equity tier 1 capital	124,911	126,501
Additional tier 1 capital	19,216	17,662
Tier 2 capital	24,401	22,894
Total regulatory capital	168,528	167,057
Risk-weighted assets	838,254	854,114

Leverage ratio
	At 31 Dec
	2024	2023
	$bn	$bn
Tier 1 capital	144.1	144.2
Total leverage ratio exposure	2,571.1	2,574.8
	%	%
Leverage ratio	5.6	5.6

12  Statutory accounts
The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2024 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

13  Dealings in HSBC Holdings plc listed securities
The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, and purchases by HSBC Holdings under the share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2024.

14  Interim dividends for 2025
As previously communicated, we established and achieved a target dividend payout ratio of 50% of earnings per ordinary share ('EPS') for 2023 and 2024, excluding the special dividend. EPS for this purpose excludes material notable items and related impacts. Material notable items in 2023 and 2024 included the sale of our businesses in Canada and Argentina, the sale of our retail banking operations in France, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. We also exclude HSBC Bank Canada's financial results from the 30 June 2022 net asset reference date until completion on 29 March 2024, as the gain on sale recognised through a combination of the consolidation of HSBC Bank Canada's results in the Group's results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges.
The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate. The Board has established a target dividend payout ratio of 50% for 2025, subject to meeting capital requirements.
Dividends are approved in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

15  Distributable reserves
As at 31 December 2024, the distributable reserves of HSBC Holdings were $28.3bn, inclusive of $24.8bn in profits and other reserves movements generated in 2024. As at the date of this news release, HSBC Holdings intends to increase its distributable reserves subject to shareholder and court approval. Shareholder approval will be sought at the 2025 Annual General Meeting ('AGM'). The process will involve the conversion of the amount standing to the credit of each of the share premium account ($14.8bn) and capital redemption reserve ($1.8bn) as at 31 December 2024 into retained earnings, and will have no impact on regulatory capital. Further information will be included in the Notice of the 2025 AGM which will be circulated to shareholders on 21 March 2025. The process is expected to complete by the end of July 2025.

16  Earnings releases and interim results
First and third quarter results for 2025 will be released on 29 April 2025 and 28 October 2025, respectively. The interim results for the six months to 30 June 2025 will be issued on 30 July 2025.

17  Corporate governance codes
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2024, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes.
Under the Hong Kong Corporate Governance Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. During 2024, the Board approved changes to the scope of the Group Audit Committee's responsibilities in relation to internal controls to extend these to cover oversight of the effectiveness of all internal controls. HSBC's Group Risk Committee retains oversight of internal controls relating to risk management and risk management systems and provides input to the Group Audit Committee on these.
HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx. The Group has been granted certain waivers by HKEx from strict compliance with rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.
The Group Audit Committee has reviewed and provided assurance to support the HSBC Holdings Board's approval and publication of the Annual Report and Accounts 2024.
The Directors of HSBC Holdings plc as at the date of this announcement comprise:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.
* Non-executive Group Chairman
† Independent non-executive Director

18  Cautionary statement regarding forward-looking statements
This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, ESG related matters, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target', 'plan', 'believe', 'potential' or 'reasonably possible', or the negatives thereof or other variations thereon or comparable terminology (together, 'forward-looking statements'), including the strategic priorities and any financial, investment and capital targets and any ESG ambitions, targets and commitments described herein.
Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.
Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory and government policy changes, including in relation to trade and tariff policies, increased volatility in interest rates and inflation levels and other macroeconomic risks, geopolitical tensions such as the Russia-Ukraine war and the conflict in the Middle East and potential resurgence, continuation or escalation thereof, specific economic developments, such as the uncertain performance of the commercial real estate sector in mainland China, or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).
Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.
Additional detailed information concerning important factors, including but not limited to ESG related factors, that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2024, which we expect to file with the U.S. Securities and Exchange Commission on Form 20-F on or around 20 February 2025.

19  Use of alternative performance measures
This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on a 'constant currency' basis which is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance. We separately disclose 'notable items', which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our Annual Report and Accounts 2024, which is available at www.hsbc.com.

20  Certain defined terms
Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m', '$bn' and '$tn' represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

21  For further information contact:
Media Relations UK - Gillian James Telephone: +44 (0)7584 404 238 Email: pressoffice@hsbc.com Hong Kong - Aman Ullah Telephone: +852 3941 1120 Email: aspmediarelations@hsbc.com.hk	Investor Relations UK - Neil Sankoff Telephone: +44 (0) 20 7991 5072 Email: investorrelations@hsbc.com Hong Kong - Yafei Tian Telephone: +852 2899 8909 Email: investorrelations@hsbc.com.hk

22  Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

Please click on the following link to view the associated data pack:
http://www.rns-pdf.londonstockexchange.com/rns/6198X_1-2025-2-19.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 19 February 2025